UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010.
Commission File Number: 000-53684
CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]   No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcements: Change in Board of Directors and Total Voting Rights.

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcement June 2, 2010 related to a change in the registrant’s Board of Directors.
1.2	Regulatory announcement June 2, 2010 related to total voting rights

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: June 2, 2010	By: /s/ Brett Gladden

Brett Gladden Company Secretary

Exhibit 1.1

News Release

Board Change
RNS Number : 9048M
CSR plc
02 June 2010

2 June 2010

CSR plc ("CSR" or "the Company")

Board Change

The Board of CSR today announces that James Collier, Chief Technical Officer, has given notice of his intention to step down as an Executive Director of the Company with effect from 1 September, 2010, in order to explore start-up opportunities, exploiting alternative technologies. Both CSR and James believe that these opportunities could provide areas for future joint collaboration. James will hand-over his day-to-day responsibilities on 30 June 2010 but will continue as an executive director, providing support in the handover to his successor. As of 1 September 2010, James will be appointed a non-executive director of CSR.

An executive search process will now be undertaken among internal and external candidates.

Joep van Beurden, Chief Executive Officer of CSR, said:

"James' contribution to CSR and to our becoming a world leader in connectivity and location has been formative. We appreciate this and thank him very much for all he has done. We fully understand, however, James' desire to explore new ventures and we wish him every success, knowing also that we will continue to benefit from his expertise on our Board and potentially as partner in what he next chooses to create."

James Collier said:

"It is immensely satisfying to have helped CSR grow from just an idea to a global leader, and I have enjoyed every minute of it. Looking ahead, I want to explore new ideas and, given the well-established strengths and potential of CSR, I feel able to do so. At the same time, I don't want to lose touch with the business I've helped create. I'm delighted, therefore, to be able to continue to contribute to CSR as a non-executive director - and to seeing if the new venture I develop is one that CSR might participate in."

Enquiries:

CSR
Joep van Beurden, Chief Executive Officer
Will Gardiner, Chief Financial Officer                                    Tel: +44 (0) 1223 692000

UK Media
James Melville-Ross
Haya Herbert-Burns                                                                 Tel: +44 (0)20 7831 3113

This information is provided by RNS
The company news service from the London Stock Exchange

END

BOAEAFKFEAEEEAF

Exhibit 1.2

     News Release

Total Voting Rights
RNS Number : 9178M
CSR plc
02 June 2010

CSR plc Voting Rights and Capital

2 June 2010

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of this notice is 184,321,328 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this notice is 184,321,328.

There are no shares held in treasury.

The above figure (184,321,328) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CSR plc under the FSA's Disclosure and

Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END

TVRGLGDLUSGBGGD